AEI INCOME & GROWTH FUND 26
                    LIMITED LIABILITY COMPANY
                        SUPPLEMENT NO. 1

        This Supplement is dated January 18, 2006 and updates information about properties that is contained in the prospectus dated October 20, 2005 of AEI Income & Growth Fund 26.

        The prospectus indicated that AEI Fund 26 would not be formed and capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 150,000 units ($1,500,000). As of the date of this supplement, we had not received the minimum amount of subscriptions. In order to facilitate the purchase of our first property, AEI Fund
Management XVII, Inc. (AFM), an affiliate of our managers, purchased a 40% interest in a Gart Sports (Sports Authority) store in Wichita, Kansas for $2,200,000 from an unrelated third party. When sufficient subscription proceeds are raised, we anticipate we will purchase the property interest from AFM. The price we pay will be equal to the price paid by AFM plus any expenses incurred to transfer ownership of the property to us, which are expected to be minimal. Any profit or loss on the property during the period the property is owned by AFM will be paid or charged to us. There will be no other benefit arising out of the transaction to our managers or their affiliates apart from compensation otherwise permitted by our operating agreement.

        The property is leased to TSA Stores, Inc. under a lease agreement with a remaining primary term of 11.2 years, which may be renewed for up to three consecutive terms of five years. The lease requires annual base rent of $186,059, which will increase by 10% on March 1, 2007 and every five years thereafter. The lease is a triple net lease under which the lessee is responsible for payment of all real estate taxes, insurance, maintenance, repairs and operating expenses of the property. The landlord is responsible for repairs to the structural components of the building, except for the roof, which is the tenant's responsibility. The remaining interest in the property was purchased by AEI Income & Growth Fund 25 LLC, an affiliated company.

        The store was constructed in 1996 and renovated in 2001 and is a 52,259 square foot building situated on approximately
5.6 acres at 6959 East 21st Street North on the northeast side of Wichita. The store is scheduled to be converted into a Sports Authority store in the spring of 2006. The Bradley Fair shopping center is nearby, drawing traffic into the area with its blend of stores and restaurants situated in an upscale lakeside location. The population within a five-mile radius is approximately 153,000, with an average household income of more than $58,000.

        TSA Stores, Inc. is a wholly owned subsidiary of The Sports Authority, Inc. (TSA), which has guaranteed the lease. TSA, headquartered in Englewood, Colorado, is one of the nation's largest full-line sporting goods retailers. The company offers a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices. As of October 29, 2005, TSA operated 397 stores in 45 states under The Sports Authority, Gart Sports, Sportmart and Oshman's names. For the fiscal year ended January 29, 2005, TSA reported a net worth of approximately $485 million, net sales of approximately $2.4 billion and net income of approximately $33 million. TSA is traded on the New York Stock Exchange under the symbol TSA.

     IMPORTANT NOTE ON COMPLETION OF SUBSCRIPTION AGREEMENT

     Our Subscription Agreement requires you to fill in the date of the most current supplement in the "Investor Representations" section (question number 7 on page two). You should use January 18, 2006. If you do not complete the Subscription Agreement with the correct supplement date, your order will be delayed until we can confirm you have received the current supplement.